

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2016

John X. Adiletta
Chief Executive Officer
EMR Technology Solutions, Inc.
90 Washington Valley Road,
Bedminster, NJ 07921

>   **Re: EMR Technology Solutions, Inc.**
>   **Form 10-12G**
>   **Filed November 14, 2016**
>   **File No. 000-55715**

Dear Mr. Adiletta:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

2.   Please revise to provide pro forma financial statements to reflect the acquisitions of First Medical Solutions, Inc. and EMRgence. See Rule 8-05 of Regulation S-X. Please ensure that your pro forma financial statements include all necessary adjustments including, but not limited to, those for additional amortization of intangible assets and interest expense.

Item 1. Business, page 1

3.   Please revise this section to discuss each of the items listed under Item 101(h)(4) of
        Regulation S-K to the extent applicable. For example, discuss your principal products or
        services and their markets. As another example, you discuss continuing developing your
        patent portfolio in risk factors but you do not provide any information on your intellectual
        property in Business. Please revise.

Item 2. Financial Information

Results of Operations, page 12

4.   We note that Professional Fees amounted to $1,660,275 compared to $0 last year.
        Because the Professional Fees amount to a significant proportion of the Company's
        Results of Operations, please revise to more thoroughly discuss this line item and provide
        a more complete narrative regarding the services provided. Refer to Item 303(a)(3)(i)(iii)
        of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 20

5.   We note that you did not have any related party transactions that involved an amount in
        excess of $120,000. Item 404(d) of Regulation S-K also requires disclosure where the
        amount involved exceeded one percent of the average total assets of the company. Please
        revise.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 20

6.   We note that you have issued several convertible promissory notes. Please revise this
        section to disclose the number of shares of your common stock that you expect to be
        subject to any outstanding options, restricted stock units, or other warrants, rights, or
        convertible securities, or tell us why you believe such disclosure is not material. Refer to
        Item 201(a)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 21

7.   For each transaction involving the sale of unregistered securities please name the persons
        or identify the class of persons to whom the securities were sold. See Item 701(b) of
        Regulation S-K.

Item 15. Financial Statements and Exhibits

8.   It appears that the following documents should be filed as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K:

- convertible promissory notes;
- Investor Stock Subscription agreement with PTS, Inc.;
- Stock Purchase Agreement with First Medical Solutions, Inc.;
- Purchase Agreement with EMRgence, LLC; and
- list of subsidiaries.

If you do not believe these agreements are material, please provide an analysis as to why they should not be filed as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Law Clerk, at (202) 551-3334 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services